FOR IMMEDIATE RELEASE

NEWS RELEASE

CanAlaska Uranium Reports on Cree East Summer Drill Program

Vancouver, Canada, September 28th, 2010 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company” or “CanAlaska”) is pleased to present the preliminary results for summer drilling on the company’s Cree East uranium project (the “Project”) in the South Eastern Athabasca Basin.  The Project is a joint venture between CanAlaska and the Korean Consortium (the “Joint Venture), comprising Hanwha, Korea Electric Power. (KEPCO), Korea Resources (KORES) and SK Energy.  At the present time, the Korean Consortium owns a 43% ownership interest in the Joint Venture.

Cree East - Developing Targets

Drilling has just finished on the Project, which is operated by CanAlaska on behalf of the Joint Venture.  A total of 10,060 metres was drilled in the summer season, comprising drill holes CRE044 to CRE070.  Twenty two of the drill holes were successfully completed to intended basement depths.  The drilling targeted three areas, Zones A, G and H.  In Zones A and G, the drill holes progressively intersected broken rock and disaggregated sandstone overlying hydrothermal clay alteration and hematite-rich uranium bearing zones.  These alteration zones are similar to those customarily recognized as surrounding the various known Athabasca uranium deposits.

Zone G-H drilling

There is significant basement-hosted uranium mineralization within drill holes across the postulated trend of the mineral belt through Zone G in the southern portion of the property.

106°15'0"W
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Cree Lake
Map Area
C r e e L a k e
6366000
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57°22'30"N
ZONE A
ZONE I
ZONE K
ZONE C
ZONE D
ZONE J
ZONE E
ZONE F
ZONE H
ZONE G
Legend
2010 Summer Drill Holes
2008-2010 Drill Holes
Summer Drilling
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CanAlaska Uranium Ltd.
Cree East Project
Location of Drill Holes and Zones
UTM NAD 83, Zone 13
NTS: 74G08
Scale: 1: 50 000
Fig No: 1
Date: Sep 21, 2010
Drawn by: AS
CRE nr 04 08 2010

News Release

Sept 28th, 2010

Gamma probe analyses show a short section registering up to 4,680 cps in DDH CRE047, and flanked by very high background radiation over 300 metres in adjacent holes CRE045, CRE049 and CRE057 (see N-S Cross Section G-G’1 in Figure 3).  There is also high background uranium in the basement sections of holes CRE029, CRE030 and CRE033, located 300 metres further east along the E-W Long Section G1-G1’ (see following Figure 2, Long Section).

Figure 2 – G – G’ Long Section

On section G-G’, graphitic pelite horizons were intersected in drill hole CRE049, and gamma probing registered up to 4,750 cps, indicating uranium mineralization (see table below).  The main structural breaks (up to 28 metres vertical offsets) now lie within gaps in the drill fences and are confined to within 100-150 metre separations between drill holes.  These narrow gaps now host the main targets in area G (See Figure 2). Drill hole CRE049 is marked by a series of mineralized intersections from 336 metres to nearly the end of the drill hole at 414 metres depth.

Immediately to the west of Zone G, a fence of three reconnaissance holes were drilled in Zone H.  Graphitic pelites were intersected in the central drill hole of the fence.  Drill hole CRE055 in the west showed the most fracturing in the sandstone, and further drill holes are required.  The intense sandstone alteration in this area confirms the early geophysical survey interpretations, and that a hydrothermal system is located in the vicinity.

News Release

Sept 28th, 2010

Figure 3 – G1 – G1’ Cross Section

Zone A Drilling

At target Zone A, the prime focus of this season’s drilling, activity was suspended in mid-summer due to forest fire activity, but resumed in early September.  In this area, the Company had previously defined a major E-W break associated with hydrothermal alteration in the sandstone and basement rocks.

A series of holes across the main E-W fault break intersected further intense hematization and clay mineralization, as well as a narrow zone of pitchblende (U3O8) mineralization in a brecciated marble unit, in drill hole CRE067.  The location of CRE067 is on the south side of the main fault zone, but 100 metres east of the previous drilling.  The pitchblende mineralization and intense clay alteration is considered an important vector towards the centre of the mineralizing event.  Of particular importance is the intersection containing a wide section of sudoite clay alteration high up in the sandstone in holes CRE048, CRE063 and CRE067.  This is accompanied by a thickening of the sudoite section near the unconformity.  Infill drilling is now required to test the extent of this mineralization and to follow the offset of the graphitic pelite horizon in this area.

News Release

Sept 28th, 2010

Table 1 - Zones of Anomalous Radioactivity in Recent Drill Fences

Drill Hole	Area	from	to	thickness	% eU3O8[1]
CRE045	G	414.12	414.52	0.40	0.015
CRE045	G	415.32	415.52	0.20	0.017

CRE047	G	398.20	398.45	0.25	0.039
CRE047	G	411.10	411.25	0.15	0.042
CRE047	G	414.85	414.95	0.10	0.043
CRE047	G	464.85	465.60	0.75	0.109

CRE049	G	336.95	337.25	0.30	0.099
CRE049	G	350.55	350.95	0.40	0.025
CRE049	G	364.65	365.35	0.70	0.021
CRE049	G	368.75	369.15	0.40	0.028
CRE049	G	383.35	383.95	0.60	0.031
CRE049	G	398.70	399.25	0.55	0.016
CRE049	G	400.15	400.45	0.30	0.016
CRE049	G	401.60	402.00	0.40	0.014
CRE049	G	406.25	406.75	0.50	0.026

CRE063	A	369.99	370.39	0.40	0.036
CRE063	A	361.24	361.39	0.15	0.016
CRE063	A	359.99	360.39	0.40	0.027

CRE065	A	298.9	299.3	0.4	0.032

CRE067	A	448.60	448.80	0.20	0.206

Note:. - In Table 1, ''Equivalent Uranium grades'' (eU) have been calculated using a dead-time correction and K factor specific to each natural gamma probe based on calibration runs in the Saskatchewan Research Council test pits. Equivalent uranium grade assumes that in these mineralized intersections, the radioactivity is produced by uranium and that there are only negligible amounts of other radioactive elements present.

Korean Tomography Testwork

During August, the Project hosted a visit by a Korean technical team from Uranium Research & Development Organization (URDO), who rendered assistance to the Project in deploying a new geophysical survey technique utilizing 3D Resistivity Tomography.  The URDO technical team is supported by the Korean Government, and is tasked with testing geophysical techniques to better image Athabasca uranium deposits.

News Release

Sept 28th, 2010

Field measurements provided high contrast results, which both CanAlaska and URDO believe will provide additional interpretative data for the Project following normal processing.  These tomography surveys are directed towards imaging geophysical features that exist between drill holes and at depth.  Results from the first surveys are expected in late-November and will be reported when received.

Following the full compilation and analysis of this summer’s drilling results, CanAlaska expects to pursue another significant drill program on the Project commencing in January 2011.

President Peter Dasler states.  “The Cree East project represents a very large area with previously untested potential for uranium mineralization.  The current drilling has significantly increased our knowledge of  two of the ten target zones which have been identified from the past two years of field work and we have made major advances towards a potential discovery in Zones G and A.

Peter Dasler, M.Sc., P Geo. is the Qualified Person responsible for this news release.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$65 million exploring its properties and has delineated multiple uranium targets.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211  x318

Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

Sept 28th, 2010